DLA Piper LLP (US) 555 Mission Street, Suite 2400 San Francisco, California 94105-2933 www.dlapiper.com Jeffrey C. Selman jeffrey.selman@us.dlapiper.com T 415.615.6095 F 415.659.7465

February 3, 2021

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, DC 20549

Attn:	Jeff Gordon
Anne McConnell

Re:	GigCapital3, Inc.
Registration Statement on Form S-4
Filed December 31, 2020
File No. 333-25186

Ladies and Gentlemen:

This letter responds to the comment letter (the “Comment Letter”) of the staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”), dated January 27, 2021, to Dr. Avi Katz, Executive Chairman, Secretary, President and Chief Executive Officer of GigCapital3, Inc. (“GigCapital3” or the “Company”) regarding the Registration Statement on Form S-4 filed December 31, 2020 (the “Registration Statement”). Simultaneously with the submission of this letter, the Company is filing Amendment No. 1 to the Registration Statement (the “Amended Registration Statement”) in response to the Staff’s comments.

This letter sets forth each comment of the Staff in the Comment Letter and, following the comment, sets forth the Company’s response.

Registration Statement on Form S-4

Cover Page

1.	We note that your cover page is five pages long. Please revise to limit your cover page to in accordance with Item 501(b) of Regulation S-K.

In response to the Staff’s comment, we have revised the Amended Registration Statement’s cover page to be limited to one page.

Summary Term Sheet, page 1

2.

With respect to the securities held by your officers, directors and Initial Stockholders (including your Sponsor) as well as the private placement warrants issued to your Sponsor and Underwriters, please expand to quantify the return they will receive on their initial investment including the price paid to

February 3, 2021

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acquire those securities and the current value as of the most recent practicable date. Please also disclose the current value of the common stock to be paid to the Lightning Systems equity holders. Refer to CF Disclosure Guidance Topic No. 11 on Special Purpose Acquisition Companies.

In response to the Staff’s comment, the Company has revised its disclosure on pages 5, 22-23, 39, 91, 123-124 and 170-171 of the Amended Registration Statement.

3.

We note your statement that your “Sponsor, officers and directors will lose their entire investment in us and will not be reimbursed for any out-of-pocket expenses if an initial business combination is not consummated by the applicable deadline.” Please disclose the value of the investments and, if material, quantify the out-of-pocket expenses. Provide similar disclosure in the Q&A on page 20-21 regarding what interests your Initial Stockholders and current officers and directors have in the Business Combination.

In response to the Staff’s comment, the Company has revised its disclosure on pages 5, 22-23, 39, 91, 123-124 and 170-171 of the Amended Registration Statement.

Summary of the Proxy Statement/Prospectus, page 28

4.

We note your statement here and in other places in the document that Lightning Systems is the dominant market leader in the urban commercial ZEV industry “with over 50% market share in Class 3 to 6 EVs in 2020 and the distinction of being the only company in the United States that has delivered fully functional Class 3 to 7 EVs to the end customer that are in use today.” Please disclose the dollar value of the Class 3 to 6 EVs market, and the number of your fully functional Class 3 to 7 EVs delivered to end customers that are in use today.

In response to the Staff’s comment, the Company has revised its disclosure on pages 30-31, 106, 162, 247, 250, 251, 252 and 262 of the Amended Registration Statement.

Selected Historical Financial Information of the Company, page 42

5.

Please ensure that the amounts presented here are consistent with the amounts presented in the financial statements. For example, your disclosures on page 42 indicate that the September 30, 2020 balances of Cash and marketable securities held in Trust Account, Total assets, and Common stock subject to possible redemption were $2,02,037, $2,03,947 and $1,90,770, respectively. Please remove the initial coma in each amount.

In response to the Staff’s comment, the Company has revised its disclosure on page 45 of the Amended Registration Statement.

Risk Factors

The Company’s independent registered public accounting firm’s report contains an explanatory paragraph that expresses substantial doubt, page 78

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6.

You disclose that the Company had $202 million in cash held in trust and a working capital deficit of $16.1 million as of September 30, 2020. Given the amount of current assets and current liabilities presented on page F-3, it is not clear how you calculated a working capital deficit of $16.1 million. It appears the amount of cash held in trust relates to GigCapital3 and the amount of the working capital deficit may relate to Lightning Systems. Please correct your disclosure accordingly.

In response to the Staff’s comment, the Company has revised its disclosure on page 83 of the Amended Registration Statement.

Risk Factors

Anti-takeover provisions contained in the proposed Second Amended and Restated Certificate of Incorporation…, page 92

7.

Please expand to disclose the specific provisions that will have anti-takeover effects, such as your proposal for the classification of your Board into three classes of directors with staggered terms of office.

In response to the Staff’s comment, the Company has revised the disclosure on page 98 of the Amended Registration Statement.

Pro Forma Condensed Combined Balance Sheet, page 103

8.

Please ensure that the amounts of redeemable convertible preferred stock presented here agree to the amounts presented on the face of the September 30, 2020 balance sheet. For example, the numbers of authorized shares of Series B and Series C redeemable convertible preferred stock presented on page 104 do not agree to the numbers of authorized shares presented on page F-50.

In response to the Staff’s comment, the Company has revised the disclosure on page 109 of the Amended Registration Statement.

Pro Forma Condensed Combined Statements of Operations, page 106

9.	Please provide a footnote that quantifies the potentially dilutive shares that are excluded from the calculations of pro forma losses per share here and on page 108.

In response to the Staff’s comment, the Company has revised the disclosure on pages 112 and 114 of the Amended Registration Statement.

Interests of Certain Persons in the Business Combination, page 162

10.

Please revise to quantify the interests referenced here. Also revise to disclose the number of securities held by the persons to whom you refer, the price paid to acquire those securities and the current value as of the most recent practicable date.

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In response to the Staff’s comment, the Company has revised its disclosure on pages 5, 22-23, 39, 91, 123-124 and 170-171 of Amended Registration Statement.

Certain U.S. Federal Income Tax Considerations, page 166

11.

We note the disclosure that the parties intend for the merger to qualify as a reorganization. Please revise to state clearly whether the transaction will qualify as a reorganization and file the exhibit required by Item 601(b)(8) of Regulation S-K. Ensure your revisions also identify counsel providing the opinion and that the disclosure included is their opinion. If counsel cannot provide a “will” opinion, please revise to explain the risks and degree of uncertainty.

In response to the Staff’s comment, the Company respectfully informs the Staff that the Amended Registration Statement will not serve as an information statement for the equity-holders of Lightning Systems with respect to their approval of the business combination. Furthermore, the Company does not believe that tax treatment of the business combination on Lightning Systems’ equity-holders is material to the Company’s stockholders from whom the Company is soliciting proxies in support of the approval of the business combination. Similarly, the Company does not believe that the tax treatment of the business combination on Lightning Systems’ equity-holders is material to the issuance of securities under the Amended Registration Statement and notes that many parties file registration statements on Form S-4 without addressing this issue as a material tax consequence for that reason. Therefore, in light of the conclusion that this is not material consideration, and taking into account the Staff’s comment, the Company has determined that it is appropriate to remove on pages 103, 174-176, 178-179 and 181-182 of Amended Registration Statement the language related to such tax treatment so it is not considered a material tax consequence. With the removal of this language, the Company believes that no tax opinion is necessary as Item 601(b)(8) of Regulation S-K requires an opinion on tax matters where “the tax consequences are material to an investor and a representation as to the tax consequences is set forth in the filing,” Which is no longer the case. Accordingly, the parties respectfully submit that an opinion is not required.

Vote Required for Approval, page 176

12.

Please support your conclusions disclosed here regarding the vote required to approve the business combination. Tell us how you determined that the standard is the majority of votes cast, citing the applicable provisions of Delaware law. We also note that Section 5.10 of the business combination agreement indicates that the vote required is a majority of outstanding shares.

We have reviewed the Company’s disclosure, and we believe the description of the votes required for approval of the business combination is correct. The Company will complete the business combination only if at least a majority of the votes cast at the stockholders’ meeting approve the business combination. This is in accordance with Section 9.2(e) of the Company’s Amended and Restated Certificate of Incorporation, the Company “shall consummate the proposed initial Business Combination only if… such initial Business Combination is approved by the affirmative vote of the holders of a majority of the shares of the Common Stock that are voted at a stockholder meeting held to consider such initial Business Combination.”

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As disclosed in the Registration Statement, the business combination is structured as a “reverse triangular merger” in which the Company formed a wholly-owned merger subsidiary in the State of Delaware in December 2020 named Project Power Merger Sub Inc. (“Merger Sub”). Pursuant to the business combination agreement, Merger Sub will be merged with and into Lightning Systems, Inc. (“Lightning Systems”), with Lightning Systems as the surviving corporation of the reverse merger. Notwithstanding the erroneous representation made in Section 5.10 of the Business Combination Agreement, pursuant to well settled Delaware law, stockholder approval of a reverse triangular merger is not required under Delaware law as a condition to the valid consummation of the business combination.

Proposal No. 4—Approval of Additional Amendments…, , page 183

13.	Please revise to present the planned change to the exclusive forum provision as a separate matter.

The Company acknowledges the Staff’s comment and has revised the Amended Registration Statement to include a separate proposal to its shareholders to approve the provision in the proposed Second Amended and Restated Certificate of Incorporation of the Company following the business combination regarding making Delaware the exclusive forum for certain stockholder litigation and the U.S. federal courts the exclusive forum for certain stockholder litigation with respect to the Securities Act of 1933, as amended.

Manufacturing and Production; Headquarters and Facilities, page 246

14.

We note your facility’s current production capacity is 500 vehicles per shift per year with planned capacity expansion to 3,000 vehicles per shift per year. Please disclose how many shifts you operate and the aggregate production capacity of your facility.

In response to the Staff’s comment, the Company has revised its disclosure on pages 255 of the Amended Registration Statement.

Lightning Systems’ Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 259

15.

Please quantify and more fully disclose and discuss Lightning Systems’ long term liquidity requirements and priorities particularly given potential changes in the amounts of redemptions and available cash

In response to the Staff’s comment, the Company has revised its disclosure on pages 58-59 and 272-273 of the Amended Registration Statement.

Backlog, page 261

16.

Based on the backlog disclosures as of September 30, 2020 and December 31, 2019, please revise your financial statements to provide the disclosures outlined in ASC 606-10-50-13 or explain to us why they are not required.

February 3, 2021

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In response to the Staff’s comment, the Company has revised its disclosure on page 272 of the Amended Registration Statement. We respectfully note to the Staff that the disclosure requirements of ASC 606-10-50-13 do not apply as there are no remaining performance obligations to any contract as of any balance sheet date presented where a portion of the contract’s transaction price remains to be allocated. As reflected in the revised disclosure, Lightning System’s backlog does not constitute a binding legal obligation.

Critical Accounting Policies and Estimates

Redeemable Convertible Preferred Stock, page 262

17.

You disclose that Lightning Systems is not currently accreting the preferred stock to redemption value and will only do so if the preferred stock becomes probable of redemption in the future; however, you also disclose that Lightning Systems believes the redemption of the preferred stock is probable to occur. Please revise your disclosure to address this apparent discrepancy.

In response to the Staff’s comment, the Company has revised its disclosure on page 273 of the Amended Registration Statement. We respectfully note to the Staff that the Company does not currently believe that the redemption of the preferred stock of Lightning Systems is probable to occur, consistent with the Company’s revised disclosure and the Summary of Significant Accounting Policy footnote for both the December 31, 2019 and 2018 audited and the September 30, 2020 and 2019 unaudited financial statements.

Lightning Systems, Inc.—Financial Statements for the Year Ended December 31, 2019 Report of Independent Registered Public Accounting Firm, page F-22

18.

We note the Company was formed in 2012 and the current auditor was engaged in 2020. Given that the Company is a predecessor, please confirm to us that the Company did not change auditors during its two most recent fiscal years or the subsequent interim period; alternatively, please provide the disclosures required by Item 304 of Regulation S-K, including a letter from the former auditor agreeing or disagreeing with those disclosures, filed as an exhibit to the filing.

In response to the Staff’s comment, the Company has revised its disclosure on pages 277-278 and of the Amended Registration Statement and included an additional Exhibit 16.1 to such registration statement. On October 13, 2020, the Lightning Systems Board of Directors engaged Grant Thornton LLP to serve as Lightning Systems’ independent registered public accounting firm. At the same time, Lighting Systems’ Board of Directors dismissed Plante & Moran, PLLC as Lighting Systems’ independent auditors, effective for the audit of the fiscal year ended December 31, 2019.

Note 2 – Summary of Significant Accounting Policies Concentrations of Credit Risk, page F-28

19.

You disclose that three customers accounted for 70% and 89% of revenues for the years ended December 31, 2019 and 2018, respectively. You also disclose on page F-56 that three customers accounted for 71% and 93% of revenues for the nine months ended September 30, 2020 and 2019, respectively. With reference to ASC 280-10-50-42, please disclose the total amount or percentage of revenue from each customer who represented more than ten percent of revenue for each period presented in the notes to the financial statements.

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In response to the Staff’s comment, Lightning Systems has revised its disclosure on pages F-28 and F-55 of the Amended Registration Statement. The substantial majority of the Lightning Systems revenue comes from individual purchase orders or blanket purchase orders versus time period contracts with its customers. For the three customers that represented more than 10% of revenue as of September 30, 2020, Lightning Systems does not expect any of these customers to be greater than 10% of revenue in 2021 based upon Lightning System’s pipeline and backlog.

Revenue Recognition, page F-30

20.

You disclose that your sales contracts are for goods or services. Please tell us what consideration you gave to separately presenting revenue from the sale of products and revenue from services on the face of your statements of operations. Refer to Rule 5-03(b) of Regulation S-X.

The Company and Lightning Systems acknowledge the Staff’s comment and respectfully advises the Staff that separate presentation of revenue from goods and revenue from services would not be required under Rule 5-03(b) of Regulation S-X for the periods presented.

Lightning Systems’ other revenue for the nine months ended September 30, 2020 consisted of engineering services; sales of the scrap gas combustion engines and the related integrated systems removed during the installation and integration of electric batteries and drivetrains; and other revenue. Prior to December 31, 2019, Lightning Systems’ other revenue was less than 0.1% of net sales. These service and other revenues, on both an individual class and combined class basis, are not more than 10% of combined product class of sales. These net sales are disclosed in Lightning Systems’ disaggregation of revenues schedules, as disclosed in footnote No. 2 (Summary of Significant Accounting Policy – Revenue Recognition) of Lightning Systems’ audited financial statements for the year ended December 31, 2019 and 2018, and the Lightning Systems’ unaudited financial statements for the nine months ended September 30, 2020 and 2019, each included in the Amended Registration Statement.

Below is a summary of disaggregated sales of all periods presented in the Amended Registration Statement:

	9/30/2020	9/30/2019	12/31/2019	12/31/2018
ZEV conversions
Vehicle conversions - direct to customer	$4,137,416	$301,300	$622,185	$487,275
Powertrain kits - direct to customer
Powertrain kits - certified installer or dealers	841,165	593.441	2,016,589	—
Charging systems	27,027	501,981	501,981
Hybrid conversion kits - certified installer or dealers	—	16,839	12,020	470,480
Service and Other	361,931	—	11,610	12,407

	$5,367,539	1,413,561	$3,164,385	$970,162

21.

You disclose that powertrain components are highly interdependent and interrelated such that the delivery of both the components and their installation and integration are required and collectively represent the combined output to the customer. You also disclose that you transfer control and recognize revenue when vehicle conversion kits are completed and shipped to customers. Given the interdependent and interrelated components which appear to require installation, please help us more fully understand how and why you determined that recording revenue when conversion kits are shipped rather then when they are installed is appropriate and complies with ASC 606.

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In response to the Staff’s comment, Lightning Systems has revised its disclosure on pages F-30 and F-57 of the Amended Registration Statement.

For clarification, we note for the Staff’s consideration, Lightning Systems recognizes revenue with respect to manufactured powertrain conversion kits, when the powertrain kit is shipped, FOB shipping point, to the customer, whether the customer is a fleet customer or certified installer/dealer. Lightning Systems recognizes revenue for vehicle conversions (which includes the powertrain conversion kits, batteries, and the integration of all components), when the vehicle is complete and available for shipment.

During the year ended December 31, 2019, Lightning Systems sold powertrain conversion kits directly to customers and certified dealers / installers. The customer, like an automotive shop, is responsible for the installation and integration into the vehicle. During the nine months ended September 30, 2020, Lightning Systems began the conversion of vehicles (the installation of powertrain conversion kits, batteries, the integration of all components) at its Loveland plant facility and powertrain conversion kits.

Fair Value, Measurements, and Financial Instruments, page F-32

22.

We note that you used third-party valuation studies to estimate the value of your common stock, Series C preferred stock, and Series C preferred warrants. Please revise your disclosures under critical accounting policies to address any material differences between the valuations used to determine those fair values relative to the fair value implied by the current merger transaction. Please also tell us your consideration of identifying and providing a consent from these third-parties

In response to the Staff’s comment, the Company has revised its disclosure on pages 274-275 of the Amended Registration Statement.

We respectfully note to the Staff that Lightning Systems is solely responsible for and made the final determination on the intrinsic value of its common stock, Series C preferred stock, and Series C preferred warrants during all the periods presented in the Amended Registration Statement. The Company is informed that Lightning Systems board of directors, in reaching these decisions, referred to third-party valuation studies to assist and guide these analyses. The Lightning Systems board of directors determined these values at various inflection points as its business evolved. These inflection points and their impact were then measured, taking into account that Lightning Systems is a privately owned company, continually cash constrained and incurring ongoing operating losses, undergoing a major product shift to fully integrated zero emission electric vehicles, and recently operating in an environment impacted by the COVID-19 pandemic. During all the periods presented in the Amended Registration Statement, Lightning Systems’ common and preferred shares had, and continue to have, no readily available trading marketability or practical opportunity for liquidity.

The disclosure in the Amended Registration Statement has been revised in order to more clearly reflect that all such valuations take into account that Lightning Systems is a private company with no publicly tradable securities and to highlight the material differences between the private company valuations and the fair value implied by the current Business Combination transaction.

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In addition, disclosure in the Amended Registration Statement more clearly states that the Lightning Systems board of directors is solely responsible for the determination of fair value. As such, the Company respectfully suggests to the Staff that no consent is required from Lightning Systems’ third-party valuation advisors.

The Company is informed that key valuation factors employed by the Lightning Systems board of directors included the inherent discount in presumed market value to account for the lack of liquidity and marketability of Lightning Systems’ equity resulting from its status as a private company with no publicly traded securities, Lightning Systems’ equity value at various points in time based on the operational results, historical growth, and potential market opportunity; the availability of sufficient financing to allow Lightning Systems to execute on its business plan; and, at points in time, the probability of completing an equity transaction with a special purpose acquisition company (a “SPAC”). During 2020, the intrinsic value of the company increased as the company’s growth opportunities increased, with sales pipeline growth Lightning Systems procured financing during the year to fund operations.

We note for the Staff’s consideration certain inflection points in Lightning Systems’ fair market value and the drivers of the changes in value:

1.

At December 31, 2019, the Lightning Systems board of directors determined that the value of Lightning Systems’ common stock was $32.2 million on an equity value basis or $0.05 per share and the Lightning Systems board of directors subsequently did not determine any change to the December 31, 2019 valuation as of March 31, 2020.

2.

At June 30, 2020, the Lightning Systems board of directors determined that the value of Lightning Systems’ common stock had decreased to $20.3 million or $0.03 per share. The income and market approaches used to determine Lightning Systems’ valuation at June 30, 2020 were influenced by the negative impacts of the COVID-19 pandemic on the business and the short-term effects of transitioning from electric powertrains to EVs, including a decrease in backlog.

3.

At September 30, 2020, the Lightning Systems board of directors determined that the value per share of Lightning Systems’ common stock had increased to $2.06 per share, reflecting a weighted average of the enterprise value assuming several potential liquidity event scenarios. In particular, the September 30, 2020 valuation was impacted by the signing of a letter of intent with the Company on September 23, 2020, as well as increased pipeline and backlog. At that point in time, the Lightning Systems board of directors, viewed the probability of success of the Business Combination transaction at approximately 25%, with all other remaining scenarios estimated at a combined probability of occurring of 75% (15% for a liquidation, 40% for a private merger transaction and 20% for Lightning Systems remaining a privately-held independent company), for purpose of Lightning Systems’ valuation.

Based on the per share merger consideration to be paid by the Company pursuant to the Business Combination Agreement, the implied fully diluted share price for Lightning Systems’ common stock immediately prior to Closing would be $10.00 per share.

February 3, 2021

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The private company valuations of the Lightning Systems board of directors differ from the public company valuation of Lighting Systems by the Company, the PIPE Investors, and the Convertible Note Investors principally due to the private company discount for the lack of marketability and probability of various scenarios/liquidity events at various points in time.

The Company and its management acknowledge they are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

We and the Company very much appreciate the Staff’s attention to the review of the Amended Registration Statement. Please do not hesitate to contact Tommy Felix at (858) 677-1412 or myself at (415) 615-6095 if you have any questions regarding this letter or the Amended Registration Statement.

Very truly yours,

/s/ DLA Piper LLP (US)

DLA Piper LLP (US)

Jeffrey C. Selman

Partner